UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-14843
CUSIP NUMBER 248719 106

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	August 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DPAC Technologies Corp.
Full Name of Registrant

Not applicable
Former Name if Applicable

7321 Lincoln Way
Address of Principal Executive Office (Street and Number)

Garden Grove, California 92841
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s independent certified public accountants did not complete their review by the filing date.  This will be the Registrant’s first quarterly report after our changing accountants and discontinuing our manufacturing operations.  Accordingly, their review required more time.

(Attach extra Sheets if Needed)

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Stephen J. Vukadinovich	(714)	898-0007
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DPAC Technologies Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	October 15, 2004	By	/s/ Stephen J. Vukadinovich , Chief Financial Officer

ATTACHMENT–(3) Explanation of anticipated change

On October 14, 2004, the Regisitrant publicly announced and furnished the Securities and Exchange Commission on Form 8-K with a news release giving an accounting of the Registrant’s results of operations for the second quarter of fiscal year 2005 and the comparable prior year period.

The Registrant’s financial statements were re-formatted to separate the “continuing” from the “discontinued” operations.

The Registrant stated in its news release that its “net loss from continuing operations totaled $2.2 million, or $(0.09) per share, compared to a net loss from continuing operations for the prior year’s second quarter of $0.8 million, or $(0.04) per share.

The Registrant also explained therein that “the second quarter’s operating results include a restructuring charge of $488,000, primarily related to severance of a former corporate officer and other overhead reductions. The previous year’s net loss for the second quarter included a $498,000 income tax benefit, while the current quarter has no income tax expense or benefit.”

The Registrant further stated therein that “Discontinued operations realized a gain of $449,000, or $0.02 per share, on revenue of $2.6 million for the second quarter of fiscal year 2005.”

The Registrant further explained that “the gain from discontinued operations resulted primarily from a $670,000 gain on the sale of the intellectual property and inventory related to the Registrant’s historical memory stacking operations, which were discontinued in August 2004. In the prior year’s second quarter, the loss from discontinued operations totaled $278,000, or $(0.01) per share, on revenue of $4.4 million.”